SPECIAL SHAREHOLDER MEETING RESULTS (unaudited)

A special meeting of shareholders of WisdomTree Trust (the "Trust") was held on March 11, 2014 and the three Trustees identified below were elected by the Trust's shareholders. Election of Trustees was the only matter proposed for voting at the special meeting and the following is a report of the votes cast:

Nominee*				For			Withheld
David Chrencik				564,021,648		4,593,018
Joel Goldberg				564,748,510		3,866,156
Melinda Raso Kirstein			563,676,336		4,938,330

* Joel Goldberg is an existing Trustee of the Trust who had not previously been elected by shareholders, while David Chrencik and Melinda Raso Kirstein are newly elected Trustees.